Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in HUTCHMED (China) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

MAJOR TRANSACTION IN RELATION TO

THE DISPOSAL OF A TOTAL OF 45% EQUITY INTEREST IN
SHANGHAI HUTCHISON PHARMACEUTICALS LIMITED
AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Capitalized terms used in this cover page should have the same meanings as those defined in the section headed “Definitions” in this circular.

A letter from the Board is set out on pages 10 to 34 of this circular.

The EGM will be an electronic/hybrid meeting to be held on Monday, March 31, 2025 at 3:00 pm Hong Kong time (8:00 am London time) at the Principal Meeting Place (being 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong) with online access through the Online Platform (https://meetings.computershare.com/Hutchmed2025EGM). The notice convening the EGM is set out on pages EGM-1 to EGM-4 of this circular. A form of proxy for use at the EGM is enclosed with this circular. The form of proxy can also be downloaded from the Company website at https://www.hutch-med.com and the HKEXnews Website at https://www.hkexnews.hk. Irrespective of whether Shareholders will attend the EGM physically or online, they are encouraged to appoint the Chairman of the EGM as their proxy. Shareholders are recommended to complete and sign the form of proxy in accordance with the instructions printed thereon and return it (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each case, as soon as possible and in any event no later than 48 hours before the time for holding the EGM or any adjournment or postponement thereof. Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

Completion and return of the form of proxy will not preclude a Shareholder from attending and voting physically at the Principal Meeting Place or electronically through the Online Platform at the EGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish, and, in such event, the proxy appointment shall be deemed to be revoked. For the EGM convened to be held on Monday, March 31, 2025 at 3:00 pm Hong Kong time (8:00 am London time), the deadline to submit completed forms of proxy is Saturday, March 29, 2025 at 3:00 pm Hong Kong time (7:00 am London time).

In the event of any inconsistency, the English version of this circular shall prevail over the Chinese version.

March 14, 2025

– i –

GUIDANCE FOR THE EXTRAORDINARY GENERAL MEETING

This EGM will be an electronic/hybrid meeting. Shareholders have the option of attending, participating and voting at the EGM physically at 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong (Principal Meeting Place) or electronically through the Online Platform (https://meetings.computershare.com/Hutchmed2025EGM, see further below).

ATTENDANCE AT THE EGM

The Company reminds Shareholders that physical attendance at the EGM is not compulsory for the purpose of exercising their voting rights, and encourages Shareholders to vote through the Online Platform or by appointing the Chairman of the EGM as their proxy and submit their form of proxy as early as possible and in any event no later than 48 hours before the time for holding the EGM or any adjournment or postponement thereof.

An electronic voting system will be used by Shareholders (including their proxies and corporate representatives) who attend physically at the Principal Meeting Place, for enhancing efficiency and transparency in the vote counting process. Shareholders and other attendees are recommended to bring their own electronic device (for example, smart phone or tablet device with internet connection) for access to the electronic voting system.

No refreshments or drinks will be served at the Principal Meeting Place.

ONLINE PLATFORM

In addition to physical attendance at the EGM, Shareholders (including their proxies and corporate representatives) can attend, participate and vote by electronic means at the EGM through the Online Platform at https://meetings.computershare.com/Hutchmed2025EGM. Shareholders participating in the EGM using the Online Platform will also be counted towards the quorum and they will be able to cast their votes and raise questions. Votes cast through the Online Platform are irrevocable once the voting session at the EGM ends. Further, once the online voting has closed, the votes which a registered Shareholder has submitted through the Online Platform will supersede any votes which may be cast by his/her proxy (if any) at the EGM (whether by physical attendance or online).

The Online Platform will be open for registered Shareholders and non-registered Shareholders, as well as their proxies and corporate representatives (see below for login details and arrangements) to log in approximately 30 minutes prior to the commencement of the EGM (i.e. from 2:30 pm Hong Kong time (7:30 am London time) on March 31, 2025) and can be accessed from any location with internet connection by a smart phone, tablet device or computer. Shareholders, as well as their proxies and corporate representatives, should allow ample time to check into the Online Platform to complete the related procedures. An Online User Guide for the EGM is available at https://www.hutch-med.com for more information.

GUIDANCE FOR THE EXTRAORDINARY GENERAL MEETING

Login details for registered Shareholders

Login details to access the Online Platform including a unique username and a password, for registration and authentication purposes, are included in the notification letter from the Company to registered Shareholders dated March 14, 2025 (the “Shareholder Notification”).

Login details for non-registered Shareholders

Non-registered Shareholders who wish to attend, participate and vote at the EGM using the Online Platform should:

(1)	contact and instruct their banks, brokers, custodians, nominees or HKSCC Nominees Limited through which their Shares are held (together, the “Intermediaries”) to appoint themselves as proxies or corporate representatives to attend the EGM; and

(2)	provide their email addresses to their Intermediaries as early as possible and in any event, before the time limit required by the relevant Intermediaries.

Login details to access the Online Platform will be sent by (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, to the email addresses of the non-registered Shareholders provided by them through the Intermediaries. Any non-registered Shareholder who has provided an email address through the relevant Intermediaries for this purpose but has not received the login details by email by 12:00 noon Hong Kong time (4:00 am London time) on Saturday, March 29, 2025 should reach out to (a) the Hong Kong Branch Share Registrar of the Company or (b) the Principal Share Registrar of the Company for assistance. Without the login details, the non-registered Shareholder will not be able to attend, participate and vote at the EGM through the Online Platform. Non-registered Shareholders should therefore give clear and specific instructions to their Intermediaries in respect of both (1) and (2) above.

Login details for duly appointed proxies or corporate representatives

Login details to access the Online Platform will be sent by (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, to the email addresses of the proxies provided in the relevant forms of proxy.

For corporate Shareholders which wish to appoint representatives to attend, participate and vote at the EGM on their behalf, please call (a) the Hong Kong Branch Share Registrar of the Company, at +852 2862 8558 or (b) the Principal Share Registrar of the Company, at +44 (0)370 707 4040 for arrangements.

Any proxy or corporate representative who has not received the login details by email by 12:00 noon Hong Kong time (4:00 am London time) on Saturday, March 29, 2025 should reach out to (a) the Hong Kong Branch Share Registrar of the Company or (b) the Principal Share Registrar of the Company for assistance.

GUIDANCE FOR THE EXTRAORDINARY GENERAL MEETING

General

Registered and non-registered Shareholders (including their proxies or corporate representatives) should note that only one device is allowed for each set of login details. Please keep the login details in safe custody for use at the EGM and do not disclose them to anyone else. Neither the Company nor its officers or its agents assume any responsibility or liability whatsoever in connection with the transmission of the login details or any use of the login details for attending, participating or voting at the EGM or otherwise. Shareholders and other participants should also note that an active and stable internet connection is required in order to allow them to participate, vote and submit questions through the Online Platform. It is the users’ own responsibility to ensure that they have a sufficient and stable internet connection.

QUESTIONS AT AND PRIOR TO THE EGM

Shareholders (including their proxies or corporate representatives) attending the EGM through the Online Platform will be able to raise questions (whether in English or Chinese) relevant to the proposed resolution during the EGM.

If any Shareholder wishes to send questions prior to the EGM, please do so by email from Friday, March 21, 2025 (9:00 am Hong Kong time (1:00 am London time)) to Thursday, March 27, 2025 (3:00 pm Hong Kong time (7:00 am London time)) to EGM@hutch-med.com (for registered Shareholders, specifying the 10-digit shareholder reference number starting with “C” (SRN) as printed on the top right corner of the Shareholder Notification).

Whilst the Company will endeavor to respond to as many questions as possible at the EGM, due to time constraints, it is possible that not all questions could be dealt with at the EGM. Unanswered questions may be responded to after the EGM as appropriate.

PROXY APPOINTMENT IN ADVANCE OF THE EGM

Shareholders are encouraged to submit their completed forms of proxy well in advance of the EGM and in any event no later than 48 hours before the time for holding the EGM or any adjournment or postponement thereof. Return of a completed form of proxy will not preclude a Shareholder from attending and voting, physically at the Principal Meeting Place or electronically through the Online Platform, at the EGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish and, in such event, the proxy appointment shall be deemed to be revoked.

Submission of forms of proxy for registered Shareholders

A form of proxy for use at the EGM is enclosed with this circular. The form of proxy can also be downloaded from the Company website at https://www.hutch-med.com and the HKEXnews Website at https://www.hkexnews.hk.

GUIDANCE FOR THE EXTRAORDINARY GENERAL MEETING

For the EGM convened to be held on Monday, March 31, 2025 at 3:00 pm Hong Kong time (8:00 am London time), the deadline to submit completed forms of proxy is Saturday, March 29, 2025 at 3:00 pm Hong Kong time (7:00 am London time). Completed forms of proxy must be returned before the deadline (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com.

Appointment of proxy for non-registered Shareholders

Non-registered Shareholders should contact their Intermediaries as soon as possible for assistance regarding the appointment of proxy.

A dedicated area of the Company website (https://www.hutch-med.com/event/) is assigned to provide timely updates and useful information on the EGM arrangements. Alongside the usual investor relations section on the Company website and the HKEXnews Website, Shareholders can access the latest information of the EGM. Shareholders should check the Company website for future announcements and updates on the EGM arrangements.

If Shareholders have any questions relating to the EGM, please contact the Share Registrars of the Company as follows:

Hong Kong Branch Share Registrar

Computershare Hong Kong Investor Services Limited
17M Floor, Hopewell Centre

183 Queen’s Road East
Wanchai, Hong Kong

Telephone:	+852 2862 8558
Facsimile:	+852 2865 0990
Website:	https://www.computershare.com/hk/contact

Principal Share Registrar

Computershare Investor Services (Jersey) Limited
13 Castle Street, St. Helier

Jersey, Channel Islands JE1 1ES

Telephone:	+44 (0)370 707 4040
Facsimile:	+44 (0)370 873 5851
Website:	https://www.computershare.com/uk/business/other/contact-us

DEFINITIONS

In this circular, unless otherwise defined or the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American depositary share(s) issued by Deutsche Bank Trust Company Americas, each representing ownership of five Shares;

“Articles of Association”	the amended and restated articles of association of the Company, as amended from time to time;

“Board”	the board of Directors;

“Business Day”	a day (other than a Saturday, Sunday or public holiday) on which banks in the PRC are generally open for business;

“close associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Closing”	closing of the Proposed Disposal in accordance with the terms of the Further Agreements and the Shanghai Pharma SPA (as amended by the Shanghai Pharma Supplemental SPA);

“Company” or “HUTCHMED”	HUTCHMED (China) Limited, an exempted company incorporated in the Cayman Islands with limited liability whose Shares are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 13), the AIM market of the London Stock Exchange (stock code: HCM) and in the form of ADSs on the NASDAQ Global Select Market (ticker symbol: HCM);

“core connected person(s)”	has the meaning ascribed to it under the Listing Rules;

“Designated Purchaser”	Shanghai GP Zhibaihe Enterprise Management Partnership (Limited Partnership)* ( 上海金浦志佰合企業管理合夥企業（有限合夥）), a limited partnership established under the laws of the PRC by GP Health Service Capital as general partner;

“Designated Purchaser Sale Shares”	shares representing 9.8753% equity interest in SHPL;

“Designated Purchaser SPA”	the share purchase agreement dated February 28, 2025 between the Seller and the Designated Purchaser in relation to the sale and purchase of the Designated Purchaser Sale Shares;

“Director(s)”	the director(s) of the Company;

DEFINITIONS

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company convened as an electronic/hybrid meeting to be held on Monday, March 31, 2025 at 3:00 pm Hong Kong time (8:00 am London time) at the Principal Meeting Place with online access through the Online Platform (or, in the event that a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/ are in force in Hong Kong at 9:00 am Hong Kong time on that day, at the same time and place and through the same Online Platform on Tuesday, April 1, 2025), notice of which is set out on pages EGM-1 to EGM-4 of this circular, and any adjournment or postponement thereof. The Hong Kong Government may issue an announcement on “extreme conditions” in the event of, for example, serious disruption of public transport services, extensive flooding, major landslides or large-scale power outage after super typhoons or other natural disaster of a substantial scale;

“Further Agreements”	the GP Purchaser Fund SPA and the Designated Purchaser SPA;

“GP Capital”	GP Industrial Investment Fund Management Co., Ltd. ( 金浦產業投資基金管理有限公司), a company incorporated in the PRC with limited liability;

“GP Health Service Capital”	GP Health Service Capital Co., Ltd. ( 上海金浦健服股權投資管理有限公司), a company incorporated in the PRC with limited liability;

“GP Health Sale Shares”	shares representing 35% equity interest in SHPL;

“GP Health Agreement 1”	the agreement dated February 28, 2025 between the Seller and GP Health Service Capital in connection with the sale and purchase of the GP Purchaser Fund Sale Shares pursuant to the GP Purchaser Fund SPA;

“GP Health Agreement 2”	the agreement dated February 28, 2025 between the Seller and GP Health Service Capital in connection with the sale and purchase of the Designated Purchaser Sale Shares pursuant to the Designated Purchaser SPA;

“GP Health SPA”	the share purchase agreement dated December 31, 2024 between the Seller and GP Health Service Capital in relation to the sale and purchase of the GP Health Sale Shares;

“GP Health Supplemental SPA”	the supplemental agreement to the GP Health SPA dated February 28, 2025 between the Seller and GP Health Service Capital;

“GP Purchaser Fund”	GP Zhicheng Private Equity Investment Fund Partnership (Limited Partnership)* ( 上海金浦志誠私募投資基金合夥企業（有限合夥）), a limited partnership investment fund established under the laws of the PRC by GP Health Service Capital as manager and general partner;

“GP Purchaser Fund Sale Shares”	shares representing 25.1247% equity interest in SHPL;

DEFINITIONS

“GP Purchaser Fund SPA”	the share purchase agreement dated February 28, 2025 between the Seller and the GP Purchaser Fund in relation to the sale and purchase of the GP Purchaser Fund Sale Shares;

“Group”	the Company and its subsidiaries;

“HKEXnews Website”	https://www.hkexnews.hk, a dedicated website for the dissemination of information, including issuer information, established by Hong Kong Exchanges and Clearing Limited;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Latest Practicable Date”	March 6, 2025, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended and supplemented from time to time);

“Longstop Date”	April 30, 2025 or, if extended in accordance with the GP Purchaser Fund SPA, the Designated Purchaser SPA or the Shanghai Pharma SPA (as amended by the Shanghai Pharma Supplemental SPA), June 30, 2025 (or as mutually agreed in writing between the parties to the respective agreement);

“Online Platform”	the internet based platform (https://meetings.computershare.com/Hutchmed2025EGM) through which Shareholders can attend, participate and vote by electronic means at the EGM;

“Original Agreements”	the GP Health SPA and the Shanghai Pharma SPA;

“PRC”	the People’s Republic of China, but for the purposes of this circular only, except where the context requires, references to PRC or China exclude Hong Kong, Macau and Taiwan;

“Principal Meeting Place”	47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong;

“Profit Guarantee Period”	the year ended December 31, 2024 and the years ending December 31, 2025, 2026 and 2027;

DEFINITIONS

“Proposed Disposal”	the proposed disposal of the Sale Shares pursuant to the Further Agreements and the Shanghai Pharma SPA (as amended by the Shanghai Pharma Supplemental SPA);

“RMB”	Renminbi, the lawful currency of the PRC;

“Sale Shares”	shares representing 45% equity interest in SHPL;

“Seller”	Shanghai HUTCHMED Investment (HK) Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company;

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time;

“Shanghai Pharma”	Shanghai Pharmaceuticals Holding Co.,Ltd.* ( 上海醫藥集團股份有限公司 ), a joint stock company incorporated in the PRC with limited liability listed on the Shanghai Stock Exchange (stock code: 601607) and on the Main Board of the Hong Kong Stock Exchange (stock code: 02607);

“Shanghai Pharma Sale Shares”	shares representing 10% equity interest in SHPL;

“Shanghai Pharma SPA”	the share purchase agreement dated December 31, 2024 entered into between the Seller and Shanghai Pharma in relation to the sale and purchase of the Shanghai Pharma Sale Shares;

“Shanghai Pharma Supplemental SPA”	the supplemental agreement to the Shanghai Pharma SPA dated February 28, 2025 between the Seller and Shanghai Pharma;

“Shanghai TCM”	Shanghai Traditional Chinese Medicine Co.,Ltd.* ( 上海市藥材有限公司 ), a company established in the PRC with limited liability and a wholly-owned subsidiary of Shanghai Pharma;

“ Share(s)”	ordinary share(s)of par value US$0.10 each in the share capital of the Company;

“Shareholder(s)”	holder(s)of the Share(s);

“ SHPL”	Shanghai Hutchison Pharmaceuticals Limited, a company incorporated in the PRC with limited liability;

“Supplemental Agreements”	the GP Health Supplemental SPA and the Shanghai Pharma Supplemental SPA;

DEFINITIONS

“Transition Period”	three years from the date of Closing or until June 30, 2028, whichever is later;

“US$” or “US dollars”	United States dollars, the lawful currency of the United States; and

“%”	per cent.

* For identification purposes only

For the purpose of this circular, the conversion of amounts in Renminbi into US dollars has been made at the rate of US$1 to RMB7.36. The amounts in US dollars so converted are stated for reference only and the statement of those amounts should not be construed as a representation that amounts in Renminbi have been, or could be, converted into US dollars at this or any other rate.

In the event of any inconsistency, the English version of this circular shall prevail over the Chinese version provided that if there is any inconsistency between the Chinese names of the entities or enterprises established in the PRC mentioned in this circular and their English translations, the Chinese names shall prevail.

LETTER FROM THE BOARD

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

Board of Directors:	Registered Office:
P.O. Box 309
Chairman and Non-executive Director	Ugland House
Dr Dan ELDAR	Grand Cayman, KY1-1104
Cayman Islands
Executive Directors
Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer)	Principal Place of Business:
Mr CHENG Chig Fung, Johnny (Chief Financial Officer)	48th Floor
Cheung Kong Center
Non-executive Directors	2 Queen’s Road Central
Ms Edith SHIH	Hong Kong
Ms Ling YANG

Independent Non-executive Directors
Mr Paul Rutherford CARTER (Senior Independent Director)
Dr Renu BHATIA
Dr Chaohong HU
Mr Graeme Allan JACK
Professor MOK Shu Kam, Tony
Mr WONG Tak Wai

Company Secretary:
Ms Edith SHIH

March 14, 2025

Dear Shareholder(s),

MAJOR TRANSACTION IN RELATION TO

THE DISPOSAL OF A TOTAL OF 45% EQUITY INTEREST IN
SHANGHAI HUTCHISON PHARMACEUTICALS LIMITED
AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

LETTER FROM THE BOARD

1.	INTRODUCTION

Reference is made to:

(i)	the announcement of the Company dated January 1, 2025 in relation to the proposed disposal of the GP Health Sale Shares (representing 35% equity interest in SHPL) to GP Health Service Capital pursuant to the GP Health SPA and the proposed disposal of the Shanghai Pharma Sale Shares (representing 10% equity interest in SHPL) to Shanghai Pharma pursuant to the Shanghai Pharma SPA (the “Announcement”); and

(ii)	the announcement of the Company dated March 2, 2025 in relation to (a) the designation by GP Health Service Capital of the Designated Purchaser to purchase 9.8753% equity interest in SHPL and GP Purchaser Fund to purchase 25.1247% equity interest in SHPL, (b) the signing of the Supplemental Agreements, and (c) the signing of the Further Agreements.

On December 31, 2024, the Seller (a wholly-owned subsidiary of the Company) entered into:

(i)	the GP Health SPA with GP Health Service Capital relating to the disposal by the Seller of the GP Health Sale Shares, representing 35% equity interest in SHPL; and

(ii)	the Shanghai Pharma SPA with Shanghai Pharma relating to the disposal by the Seller of the Shanghai Pharma Sale Shares, representing 10% equity interest in SHPL.

Pursuant to the GP Health SPA, subject to the prior written consent by the Seller, GP Health Service Capital has the right to designate (i) a designated party to purchase no more than 10% equity interest in SHPL from the GP Health Sale Shares (i.e. the Designated Purchaser upon designation), and (ii) a fund established by GP Health Service Capital as manager and one of the general partners to purchase the remaining GP Health Sale Shares (i.e. the GP Purchaser Fund upon designation), subject to various conditions as disclosed in the Announcement.

On February 28, 2025, GP Health Service Capital designated GP Purchaser Fund to purchase 25.1247% equity interest in SHPL and the Designated Purchaser to purchase 9.8753% equity interest in SHPL, and the relevant parties entered into:

(i)	the GP Health Supplemental SPA in relation to the termination of the GP Health SPA;

(ii)	the GP Purchaser Fund SPA in relation to the sale and purchase of the GP Purchaser Fund Sale Shares, representing 25.1247% equity interest in SHPL;

(iii)	the GP Health Agreement 1 in connection with the sale and purchase of the GP Purchaser Fund Sale Shares pursuant to the GP Purchaser Fund SPA;

LETTER FROM THE BOARD

(iv)	the Designated Purchaser SPA in relation to the sale and purchase of the Designated Purchaser Sale Shares, representing 9.8753% equity interest in SHPL;

(v)	the GP Health Agreement 2 in connection with the sale and purchase of the Designated Purchaser Sale Shares pursuant to the Designated Purchaser SPA; and

(iv)	the Shanghai Pharma Supplemental SPA in relation to consequential amendments to the Shanghai Pharma SPA.

The purpose of this Circular is to provide you with, among other things, (i) further details on the terms of the Proposed Disposal, (ii) certain financial information of the Group and other information as required under the Listing Rules, and (iii) the notice of EGM.

2.	THE GP HEALTH SPA

On December 31, 2024, the Seller (as seller) entered into the GP Health SPA with GP Health Service Capital (as purchaser), pursuant to which the Seller agreed to sell, and GP Health Service Capital agreed to purchase, the GP Health Sale Shares, representing 35% equity interest in SHPL for an aggregate purchase price of RMB3,482,627,982 (approximately US$473 million), which was determined by the Group after arm’s length negotiations between the parties with reference to SHPL’s consolidated net profit for the year ended December 31, 2023 attributable to the GP Health Sale Shares.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, GP Health Service Capital and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Right to Designate Purchasers for the GP Health Sale Shares

Pursuant to the GP Health SPA, subject to the prior written consent by the Seller, GP Health Service Capital has the right to designate (i) a fund established by GP Health Service Capital as manager and one of the general partners, and (ii) another designated party to purchase all or part of the GP Health Sale Shares, subject to conditions as set out in the Announcement.

On February 28, 2025, GP Health Service Capital designated the GP Purchaser Fund and the Designated Purchaser to purchase 25.1247% and 9.8753% equity interest in SHPL, respectively, from the GP Health Sale Shares. The Seller entered into the GP Purchaser Fund SPA and the Designated Purchaser SPA with the GP Purchaser Fund and the Designated Purchaser, respectively. Please refer to the sections headed “– 3. The GP Purchaser Fund SPA” and “– 5. The Designated Purchaser SPA” for the principal terms of the GP Purchaser Fund SPA and the Designated Purchaser SPA.

LETTER FROM THE BOARD

Termination of the GP Health SPA

On February 28, 2025, the Seller and GP Health Service Capital entered into the GP Health Supplemental SPA, pursuant to which the GP Health SPA was terminated effective as of the date of the GP Health Supplemental SPA, save for certain surviving administrative provisions as agreed under the GP Health SPA. The Seller and GP Health Service Capital also agreed that:

(i)	there is no breach of the GP Health SPA by either party and there are no known disputes regarding the performance of obligations under the GP Health SPA and the execution of the GP Health Supplemental SPA; and

(ii)	upon the termination the GP Health SPA, GP Health Service Capital may not in any manner require the Seller to assume any obligations or initiate any legal proceedings against the Seller based on the GP Health SPA.

3.	THE GP PURCHASER FUND SPA

Pursuant to the GP Health SPA, the Seller and GP Purchaser Fund entered into the GP Purchaser Fund SPA in relation to the sale and purchase of the GP Purchaser Fund Sale Shares, representing 25.1247% of the equity interest in SHPL. The terms of the GP Purchaser Fund SPA are substantially the same as the terms of the GP Health SPA (save for the right to designate other purchasers as described in the section headed “– 2. The GP Health SPA – Right to Designate Purchasers for the GP Health Sale Shares”).

The principal terms of the GP Purchaser Fund SPA are set out below:

Date

February 28, 2025

Parties

(i)	the Seller (as seller); and

(ii)	GP Purchaser Fund (as purchaser).

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, GP Purchaser Fund and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Subject Matter

The Seller agreed to sell, and GP Purchaser Fund agreed to purchase, the GP Purchaser Fund Sale Shares, representing 25.1247% equity interest in SHPL.

LETTER FROM THE BOARD

Consideration

The aggregate purchase price for the GP Purchaser Fund Sale Shares is RMB2,500,000,000 (approximately US$339.7 million). The aggregate purchase price (after deducting withholding tax) is payable in cash by GP Purchaser Fund to an escrow account on the date of Closing. Upon the obtaining of all necessary approvals from relevant government authorities after the date of Closing, the aggregate purchase price (after deducting withholding tax) paid by GP Purchaser Fund will be released for remittance to an offshore bank account designated by the Seller.

The purchase price was determined by the Group after arm’s length negotiations between the Seller and GP Purchaser Fund with reference to the purchase price of the GP Health Sale Shares under the GP Health SPA and the proportion of SHPL’s consolidated net profit for the year ended December 31, 2023 (being RMB663 million in its functional currency) attributable to the GP Purchaser Fund Sale Shares multiplied by the agreed multiple of 15 times (which was determined by reference to (i) the trading multiples of twenty comparable businesses principally engaged in the development, manufacturing and sale of pharmaceutical and healthcare products in the PRC, (ii) assumptions on SHPL’s future growth prospects driven by continued growth of its existing key products through geographic expansion in the PRC as well as contributions from planned launches of several new products currently under late-stage development and financial performance, and (iii) commercial negotiations between the parties) and translated into US dollars.

Profit Compensation

(i)	Interim Profit Compensation

In the event that the actual net profit of SHPL for any year during the Profit Guarantee Period of the year ended December 31, 2024 and the years ending December 31, 2025, 2026 and 2027 (the “Actual Net Profit”) is lower than the guaranteed net profit for the year of RMB663.0 million, RMB696.5 million, RMB731.0 million and RMB767.5 million respectively (the “Guaranteed Net Profit”), within 30 Business Days from the date when the annual audit report of SHPL for the respective year is issued, the Seller is required to provide interim profit compensation to GP Purchaser Fund (the “GP Purchaser Fund Interim Profit Compensation”) in cash, in the amount calculated as follows:

A x (B – C)

in which “A” refers to the equity interest purchased by GP Purchaser Fund pursuant to the GP Purchaser Fund SPA, “B” refers to the Guaranteed Net Profit for the year, and “C” refers to the Actual Net Profit for the year.

(ii)	Cumulative Profit Compensation

In the event that the actual cumulative net profit of SHPL for the Profit Guarantee Period (the “Actual Cumulative Net Profit”) is lower than the guaranteed cumulative net profit of RMB2,858 million (the “Guaranteed Cumulative Net Profit”), within 30 Business Days from the date when the annual audit report for the year ending December 31, 2027 of SHPL is issued, the Seller is required to provide cumulative profit compensation to GP Purchaser Fund (the “GP Purchaser Fund Cumulative Profit Compensation”), which may be settled in cash or in the form of equity interests in SHPL.

LETTER FROM THE BOARD

If the Seller settles the GP Purchaser Fund Cumulative Profit Compensation in cash, the amount will be calculated as follows:

A x (B/C -1) – D

in which “A” refers to the aggregate purchase price paid by GP Purchaser Fund (i.e. RMB2,500,000,000), “B” refers to the Guaranteed Cumulative Net Profit, “C” refers to the Actual Cumulative Net Profit and “D” refers to any GP Purchaser Fund Interim Profit Compensation already paid.

The Seller and GP Purchaser Fund will further agree in writing in respect of any settlement of GP Purchaser Fund Cumulative Profit Compensation in the form of the transfer of equity interests in SHPL (or any other forms).

If the Seller and GP Purchaser Fund agree on the settlement of the GP Purchaser Fund Cumulative Profit Compensation amount in the form of the transfer of equity interests in SHPL, the equity interest percentage to be transferred by the Seller to GP Purchaser Fund will be calculated as follows:

A x (B/C -1) x (1 – D/E)

in which “A” refers to the equity interest purchased by GP Purchaser Fund pursuant to the GP Purchaser Fund SPA, “B” refers to the Guaranteed Cumulative Net Profit, “C” refers to the Actual Cumulative Net Profit, “D” refers to any GP Purchaser Fund Interim Profit Compensation already paid and any GP Purchaser Fund Cumulative Profit Compensation already settled in cash, and “E” refers to the amount of GP Purchaser Fund Cumulative Profit Compensation to be settled in cash before deduction of any GP Purchaser Fund Interim Profit Compensation already paid. As any settlement of the GP Purchaser Fund Cumulative Profit Compensation in the form of a transfer of equity interests in SHPL is subject to agreement by the Seller, the equity interests to be transferred for any such settlement will not exceed the equity interests held by the Seller at the relevant time. The Company will comply with the applicable requirements of the Listing Rules and the AIM Rules for Companies at the relevant time with respect to any such transfer.

The Guaranteed Net Profit was determined based on an assumption of approximately 5% growth in the net profit of SHPL compared to the previous year for the years ending December 31, 2025, 2026 and 2027. The Guaranteed Cumulative Net Profit is the sum of the Guaranteed Net Profit for each of the years ended/ending December 31, 2024, 2025, 2026 and 2027.

The Seller shall provide the GP Purchaser Fund Interim Profit Compensation and/or the GP Purchaser Fund Cumulative Profit Compensation to GP Purchaser Fund within 30 Business Days from the determination of the GP Purchaser Fund Interim Profit Compensation and/or the GP Purchaser Fund Cumulative Profit Compensation, except that if internal procedures including obtaining necessary shareholders’ approval are required then the time required for such procedures will not count towards the 30 Business Days, but in any event the compensation shall be paid no later than 45 Business Days from the determination of the GP Purchaser Fund Interim Profit Compensation and/or the GP Purchaser Fund Cumulative Profit Compensation or such date as mutually agreed by the Seller and GP Purchaser Fund.

LETTER FROM THE BOARD

Any GP Purchaser Fund Interim Profit Compensation and/or GP Purchaser Fund Cumulative Profit Compensation payable by the Seller during the Profit Guarantee Period will first be offset against the Seller’s portion of the undistributed profit or loss of SHPL prior to Closing. Please refer to “– Pre-Closing Profit or Loss Allocation” below for further details.

The aggregate cash-equivalent amount of the GP Purchaser Fund Interim Profit Compensation and the GP Purchaser Fund Cumulative Profit Compensation payable to GP Purchaser Fund will not exceed RMB500 million.

Operation and Management of SHPL during the Transition Period

The Seller and GP Purchaser Fund have agreed that during the Transition Period, the Seller has the right to recommend the general manager of SHPL (who is the core management personnel responsible for all production operation and management activities of SHPL) for nomination by Shanghai Pharma and appointment by the board of directors of SHPL. In addition, the board of directors of SHPL has approved the financial budget for the year ending December 31, 2025 and the principles of the financial budget for the years ending December 31, 2026 and 2027, including the targets for net profit of SHPL which are no less than the Guaranteed Net Profit.

Distribution of Retained Earnings of SHPL

On the date of Closing, the shareholders of SHPL will approve the distribution of retained earnings as of October 31, 2024 of SHPL in the following manner:

(i)	on the date of Closing, retained earnings in the amount of RMB414 million will be declared and become the entitlement of the existing shareholders of SHPL, being the Seller and Shanghai TCM, in proportion to their respective shareholding percentage in SHPL before Closing (the “Attributed Retained Earnings”); and

(ii)	on the date of Closing, the remaining undistributed retained earnings in the amount of RMB423 million will be declared and become the entitlement of the then shareholders of SHPL immediately after Closing in proportion to their respective shareholding percentage in SHPL, and will be distributed to the then shareholders of SHPL no later than September 30, 2025.

LETTER FROM THE BOARD

Pre-Closing Profit or Loss Allocation

On the date of Closing, the shareholders of SHPL will approve the allocation of profits or losses prior to Closing in the following manner:

(i)	the profits or losses generated by SHPL during the period between November 1, 2024 and the earlier of (a) the date of Closing and (b) March 31, 2025 will be declared and become the entitlement of the existing shareholders of SHPL, being the Seller and Shanghai TCM, in proportion to their respective shareholding percentage in SHPL before Closing; and

(ii)	the profits or losses generated by SHPL during the period between April 1, 2025 and the date of Closing (if any) will be declared and become the entitlement of the then shareholders of SHPL immediately after Closing in proportion to their respective shareholding percentage in SHPL;

(collectively, the “Attributed Profit or Loss”).

Adjustable Retained Dividends

RMB226,122,343 of the Seller’s portion of the Attributed Retained Earnings and the Attributed Profit or Loss will be retained by SHPL as adjustable retained dividends (the “GP Purchaser Fund Seller’s Adjustable Retained Dividends”). If the Seller is required to provide any GP Purchaser Fund Interim Profit Compensation or GP Purchaser Fund Cumulative Profit Compensation during the Profit Guarantee Period, the amount equivalent to the GP Purchaser Fund Interim Profit Compensation or GP Purchaser Fund Cumulative Profit Compensation payable will be deducted from the GP Purchaser Fund Seller’s Adjustable Retained Dividends and be distributed to GP Purchaser Fund instead.

After the Profit Guarantee Period and the due settlement of any GP Purchaser Fund Interim Profit Compensation or GP Purchaser Fund Cumulative Profit Compensation by the Seller, the GP Purchaser Fund Seller’s Adjustable Retained Dividends (subject to any adjustment referred to above) will be distributed to the Seller by no later than December 31, 2028.

Board Composition of SHPL

Following Closing, the board of directors of SHPL will consist of seven directors, of which (i) Shanghai Pharma and Shanghai TCM collectively have the right to nominate four directors, (ii) GP Purchaser Fund has the right to nominate two directors, and (iii) the Seller has the right to nominate one director.

Conditions

(1)	Conditions to obligations of both the Seller and GP Purchaser Fund

The obligations of both the Seller and GP Purchaser Fund under the GP Purchaser Fund SPA are conditional upon (i) the simultaneous Closing of the Shanghai Pharma SPA and the Designated Purchaser SPA, (ii) the Company having obtained all necessary internal approvals and shareholders’ approval with respect to the GP Purchaser Fund SPA, and (iii) GP Purchaser Fund having obtained the necessary government approvals and completed the necessary governmental registrations.

LETTER FROM THE BOARD

As of the Latest Practicable Date, the Company has obtained all necessary internal approvals with respect to the GP Purchaser Fund SPA.

(2)	Conditions to the Seller’s obligation to sell

The Seller’s obligation to sell under the GP Purchaser Fund SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) GP Purchaser Fund having obtained antitrust approvals, if applicable, (ii) GP Purchaser Fund having obtained all necessary internal approvals, (iii) the agreement among the then shareholders of SHPL immediately after Closing on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iv) the agreement among the then shareholders of SHPL immediately after Closing on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (v) GP Purchaser Fund having demonstrated it has sufficient funds to settle the purchase price and complete the transaction. GP Purchaser Fund undertook to use its best endeavors to satisfy such conditions as soon as possible after the date of the GP Purchaser Fund SPA.

As of the Latest Practicable Date, condition (iii) has been satisfied.

(3)	Conditions to GP Purchaser Fund’s obligation to purchase

GP Purchaser Fund’s obligation to purchase under the GP Purchaser Fund SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) the Seller having obtained all necessary internal approvals, (ii) the agreement among the then shareholders of SHPL immediately after Closing on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iii) the agreement among the then shareholders of SHPL immediately after Closing on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (iv) there being no occurrence of events that could have any material adverse impact on SHPL and its development prospects.

As of the Latest Practicable Date, conditions (i) and (ii) have been satisfied.

Closing

Within two Business Days after the satisfaction or waiver (as applicable) of the conditions (other than conditions which can only be satisfied at Closing by nature), GP Purchaser Fund will initiate, and complete on a best effort basis, the declaration of withholding taxes to the relevant tax authorities.

Closing will take place (i) on the third Business Day after the issuance of certificate for withholding taxes by the relevant tax authorities; or (ii) such other date as may be agreed by the Seller and GP Purchaser Fund.

LETTER FROM THE BOARD

Termination

The Seller and GP Purchaser Fund both have the right to terminate the GP Purchaser Fund SPA if any of the conditions are not satisfied or waived (as applicable) by the Longstop Date, provided that the failure to satisfy such condition is not caused by or resulted from the failure of such party to perform any obligation under the GP Purchaser Fund SPA and not within the control of such party.

The Seller is entitled to unilaterally terminate the GP Purchaser Fund SPA prior to Closing by written notice to GP Purchaser Fund in the event that GP Purchaser Fund fails to pay the purchase price for GP Purchaser Fund Sale Shares or settle the payment of withholding taxes in accordance with the GP Purchaser Fund SPA and fails to remedy such failure. The Seller and GP Purchaser Fund are also entitled to unilaterally terminate the GP Purchaser Fund SPA if the other party materially breaches its warranties or other covenants or obligations under the GP Purchaser Fund SPA and fails to remedy such breach.

4.	THE GP HEALTH AGREEMENT 1

On February 28, 2025, the Seller and GP Health Service Capital entered into the GP Health Agreement 1 in connection with the sale and purchase of the GP Purchaser Fund Sale Shares pursuant to the GP Purchaser Fund SPA.

The Seller and GP Health Service Capital agreed that:

(1)	GP Health Service Capital will (i) complete the industrial and commercial registration with the relevant regulatory authorities in relation to GP Purchaser Fund’s committed registered capital reaching the amount of RMB2,501,100,000, which GP Health Service Capital expects to be completed on or before March 31, 2025 (or such other date as mutually agreed between the parties), and (ii) provide the Seller with information on the capital contributions of GP Purchaser Fund, including the list of partners and the capital contribution amount, proportions and methods;

(2)	after the completion of industrial and commercial registration in relation to GP Purchaser Fund’s registered capital amount and the provision of information to the Seller as described in (1) above, GP Health Service Capital will procure GP Purchaser Fund purchases the GP Purchaser Fund Sale Shares in accordance with the GP Purchaser Fund SPA;

(3)	unless agreed by the Seller in writing, GP Health Service Capital and GP Purchaser Fund will not further transfer to any other party their rights and obligations under the GP Health Agreement 1 and the GP Purchaser Fund SPA; and

(4)	GP Health Service Capital will ensure GP Purchaser Fund to agree with necessary amendments or termination of the GP Purchaser Fund SPA according to agreed transaction arrangements.

LETTER FROM THE BOARD

5.	THE DESIGNATED PURCHASER SPA

Pursuant to the GP Health SPA, the Seller and the Designated Purchaser entered into the Designated Purchaser SPA in relation to the sale and purchase of the Designated Purchaser Sale Shares, representing 9.8753% of the equity interest in SHPL. The terms of the Designated Purchaser SPA are substantially the same as the terms of the GP Health SPA (save for the right to designate other purchasers as described in the section headed “– 2. The GP Health SPA – Right to Designate Purchasers for the GP Health Sale Shares”).

The principal terms of the Designated Purchaser SPA are set out below:

Date

February 28, 2025

Parties

(i)	the Seller (as seller); and

(ii)	the Designated Purchaser (as purchaser).

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Designated Purchaser and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Subject Matter

The Seller agreed to sell, and the Designated Purchaser agreed to purchase, the Designated Purchaser Sale Shares, representing 9.8753% equity interest in SHPL.

Consideration

The aggregate purchase price for the Designated Purchaser Sale Shares is RMB982,627,982 (approximately US$133.5 million). The aggregate purchase price (after deducting withholding tax) is payable in cash by the Designated Purchaser to an escrow account on the date of Closing. Upon the obtaining of all necessary approvals from relevant government authorities after the date of Closing, the aggregate purchase price (after deducting withholding tax) paid by the Designated Purchaser will be released for remittance to an offshore bank account designated by the Seller.

The purchase price was determined by the Group after arm’s length negotiations between the Seller and the Designated Purchaser with reference to the purchase price of the GP Health Sale Shares under the GP Health SPA and the proportion of SHPL’s consolidated net profit for the year ended December 31, 2023 (being RMB663 million in its functional currency) attributable to the Designated Purchaser Sale Shares multiplied by the agreed multiple of 15 times (which was determined by reference to (i) the trading multiples of twenty comparable businesses principally engaged in the development, manufacturing and sale of pharmaceutical and healthcare products in the PRC, (ii) assumptions on SHPL’s future growth prospects driven by continued growth of its existing key products through geographic expansion in the PRC as well as contributions from planned launches of several new products currently under late-stage development and financial performance, and (iii) commercial negotiations between the parties) and translated into US dollars.

LETTER FROM THE BOARD

Profit Compensation

(i)	Interim Profit Compensation

In the event that the Actual Net Profit of SHPL for any year during the Profit Guarantee Period is lower than the Guaranteed Net Profit for the year, within 30 Business Days from the date when the annual audit report of SHPL for the respective year is issued, the Seller is required to provide interim profit compensation to the Designated Purchaser (the “Designated Purchaser Interim Profit Compensation”) in cash, in the amount calculated as follows:

A x (B – C)

in which “A” refers to the equity interest purchased by the Designated Purchaser pursuant to the Designated Purchaser SPA, “B” refers to the Guaranteed Net Profit for the year, and “C” refers to the Actual Net Profit for the year.

(ii)	Cumulative Profit Compensation

In the event that the Actual Cumulative Net Profit of SHPL for the Profit Guarantee Period is lower than the Guaranteed Cumulative Net Profit, within 30 Business Days from the date when the annual audit report for the year ending December 31, 2027 of SHPL is issued, the Seller is required to provide cumulative profit compensation to the Designated Purchaser (the “Designated Purchaser Cumulative Profit Compensation”), which may be settled in cash or in the form of equity interests in SHPL.

If the Seller settles the Designated Purchaser Cumulative Profit Compensation in cash, the amount will be calculated as follows:

A x (B/C -1) – D

in which “A” refers to the aggregate purchase price paid by the Designated Purchaser (i.e. RMB982,627,982), “B” refers to the Guaranteed Cumulative Net Profit, “C” refers to the Actual Cumulative Net Profit and “D” refers to any Designated Purchaser Interim Profit Compensation already paid.

The Seller and the Designated Purchaser will further agree in writing in respect of any settlement of Designated Purchaser Cumulative Profit Compensation in the form of the transfer of equity interests in SHPL (or any other forms).

LETTER FROM THE BOARD

If the Seller and the Designated Purchaser agree on the settlement of the Designated Purchaser Cumulative Profit Compensation amount in the form of the transfer of equity interests in SHPL, the equity interest percentage to be transferred by the Seller to the Designated Purchaser will be calculated as follows:

A x (B/C -1) x (1 – D/E)

in which “A” refers to the equity interest purchased by the Designated Purchaser pursuant to the Designated Purchaser SPA, “B” refers to the Guaranteed Cumulative Net Profit, “C” refers to the Actual Cumulative Net Profit, “D” refers to any Designated Purchaser Interim Profit Compensation already paid and any Designated Purchaser Cumulative Profit Compensation already settled in cash, and “E” refers to the amount of Designated Purchaser Cumulative Profit Compensation to be settled in cash before deduction of any Designated Purchaser Interim Profit Compensation already paid. As any settlement of the Designated Purchaser Cumulative Profit Compensation in the form of a transfer of equity interests in SHPL is subject to agreement by the Seller, the equity interests to be transferred for any such settlement will not exceed the equity interests held by the Seller at the relevant time. The Company will comply with the applicable requirements of the Listing Rules and the AIM Rules for Companies at the relevant time with respect to any such transfer.

The Guaranteed Net Profit was determined based on an assumption of approximately 5% growth in the net profit of SHPL compared to the previous year for the years ending December 31, 2025, 2026 and 2027. The Guaranteed Cumulative Net Profit is the sum of the Guaranteed Net Profit for each of the years ended/ending December 31, 2024, 2025, 2026 and 2027.

The Seller shall provide the Designated Purchaser Interim Profit Compensation and/or the Designated Purchaser Cumulative Profit Compensation to the Designated Purchaser within 30 Business Days from the determination of the Designated Purchaser Interim Profit Compensation and/or the Designated Purchaser Cumulative Profit Compensation, except that if internal procedures including obtaining necessary shareholders’ approval are required then the time required for such procedures will not count towards the 30 Business Days, but in any event the compensation shall be paid no later than 45 Business Days from the determination of the Designated Purchaser Interim Profit Compensation and/or the Designated Purchaser Cumulative Profit Compensation or such date as mutually agreed by the Seller and the Designated Purchaser.

Any Designated Purchaser Interim Profit Compensation and/or Designated Purchaser Cumulative Profit Compensation payable by the Seller during the Profit Guarantee Period will first be offset against the Seller’s portion of the undistributed profit or loss of SHPL prior to Closing. Please refer to “– Pre-Closing Profit or Loss Allocation” below for further details.

The aggregate cash-equivalent amount of the Designated Purchaser Interim Profit Compensation and the Designated Purchaser Cumulative Profit Compensation payable to the Designated Purchaser will not exceed RMB196 million.

LETTER FROM THE BOARD

Operation and Management of SHPL during the Transition Period

The Seller and the Designated Purchaser agreed on the same arrangements concerning the operation and management of SHPL during the Transition Period under the GP Purchaser Fund SPA. Please refer to the section headed “3. The GP Purchaser Fund SPA – Operation and Management of SHPL during the Transition Period” above for details.

Distribution of Retained Earnings of SHPL

The Seller and the Designated Purchaser agreed on the same arrangements concerning the distribution of retained earnings as of October 31, 2024 of SHPL under the GP Purchaser Fund SPA. Please refer to the section headed “3. The GP Purchaser Fund SPA – Distribution of Retained Earnings of SHPL” above for details.

Pre-Closing Profit or Loss Allocation

The Seller and the Designated Purchaser agreed on the same arrangements concerning the allocation of profits or losses generated by SHPL prior to Closing under the GP Purchaser Fund SPA. Please refer to the section headed “3. The GP Purchaser Fund SPA – Pre-Closing Profit or Loss Allocation” above for details.

Adjustable Retained Dividends

The Seller and the Designated Purchaser agreed on the same arrangements concerning the retention of the Seller’s portion of the Attributed Retained Earnings and the Attributed Profit or Loss as adjustable retained dividends under the GP Purchaser Fund SPA, except (i) the agreed amount to be retained is RMB88,877,657 (the “Designated Purchaser Seller’s Adjustable Retained Dividends”), and (ii) if the Seller is required to provide any Designated Purchaser Interim Profit Compensation or Designated Purchaser Cumulative Profit Compensation to the Designated Purchaser during the Profit Guarantee Period, the amount equivalent to the Designated Purchaser Interim Profit Compensation or Designated Purchaser Cumulative Profit Compensation payable will be deducted from the Designated Purchaser Seller’s Adjustable Retained Dividends and be distributed to the Designated Purchaser instead. Please refer to the section headed “3. The GP Purchaser Fund SPA – Adjustable Retained Dividends” above for details.

Board Composition of SHPL

Following Closing, the board of directors of SHPL will consist of seven directors, of which (i) Shanghai Pharma and Shanghai TCM collectively have the right to nominate four directors, (ii) GP Purchaser Fund has the right to nominate two directors, and (iii) the Seller has the right to nominate one director.

LETTER FROM THE BOARD

Conditions

(1)	Conditions to obligations of both the Seller and the Designated Purchaser

The obligations of both the Seller and the Designated Purchaser under the Designated Purchaser SPA are conditional upon (i) the simultaneous Closing of the Shanghai Pharma SPA and the GP Purchaser Fund SPA, and (ii) the Company having obtained all necessary internal approvals and shareholders’ approval with respect to the Designated Purchaser SPA.

As of the Latest Practicable Date, the Company has obtained all necessary internal approvals with respect to the Designated Purchaser SPA.

(2)	Conditions to the Seller’s obligation to sell

The Seller’s obligation to sell under the Designated Purchaser SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) the obtaining of the necessary government approvals (including, if applicable, antitrust approvals) and the completion of the necessary governmental registration by the Designated Purchaser, (ii) the Designated Purchaser having obtained all necessary internal approvals (including approval from its investment committee) and having provided its duly executed partnership agreement to the Seller, (iii) the agreement among the then shareholders of SHPL immediately after Closing on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iv) the agreement among the then shareholders of SHPL immediately after Closing on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (v) the limited partner of the Designated Purchaser having provided capital injection in the amount of not less than RMB982,627,982 to the Designated Purchaser and the Designated Purchaser having demonstrated it has sufficient funds to settle the purchase price and complete the transaction. The Designated Purchaser undertook to use its best endeavors to satisfy such conditions as soon as possible after the date of the Designated Purchaser SPA.

As of the Latest Practicable Date, condition (iii) has been satisfied.

(3)	Conditions to the Designated Purchaser’s obligation to purchase

The Designated Purchaser’s obligation to purchase under the Designated Purchaser SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) the Seller having obtained all necessary internal approvals, (ii) the agreement among the then shareholders of SHPL immediately after Closing on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iii) the agreement among the then shareholders of SHPL immediately after Closing on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (iv) there being no occurrence of events that could have any material adverse impact on SHPL and its development prospects.

As of the Latest Practicable Date, conditions (i) and (ii) have been satisfied.

LETTER FROM THE BOARD

Closing

Within two Business Days after the satisfaction or waiver (as applicable) of the conditions (other than conditions which can only be satisfied at Closing by nature), the Designated Purchaser will initiate, and complete on a best effort basis, the declaration of withholding taxes to the relevant tax authorities.

Closing will take place (i) on the third Business Day after the issuance of certificate for withholding taxes by the relevant tax authorities; or (ii) such other date as may be agreed by the Seller and the Designated Purchaser.

Termination

The Seller and the Designated Purchaser both have the right to terminate the Designated Purchaser SPA if any of the conditions are not satisfied or waived (as applicable) by the Longstop Date, provided that the failure to satisfy such condition is not caused by or resulted from the failure of such party to perform any obligation under the Designated Purchaser SPA and not within the control of such party.

The Seller is entitled to unilaterally terminate the Designated Purchaser SPA prior to Closing by written notice to the Designated Purchaser in the event that the Designated Purchaser fails to pay the purchase price for the Designated Purchaser Sale Shares or settle the payment of withholding taxes in accordance with the Designated Purchaser SPA and fails to remedy such failure. The Seller and the Designated Purchaser are also entitled to unilaterally terminate the Designated Purchaser SPA if the other party materially breaches its warranties or other covenants or obligations under the Designated Purchaser SPA and fails to remedy such breach.

6.	THE GP HEALTH AGREEMENT 2

On February 28, 2025, the Seller and GP Health Service Capital entered into the GP Health Agreement 2 in connection with the sale and purchase of the Designated Purchaser Sale Shares pursuant to the Designated Purchaser SPA.

The Seller and GP Health Service Capital agreed that:

(1)	GP Health Service Capital will complete the capital contribution of the Designated Purchaser, and will on a best efforts basis complete the registration of the capital contribution by March 31, 2025;

(2)	Prior to the Closing, if there is any breach of the provisions of the Designated Purchaser SPA by the Designated Purchaser or other circumstances (including a failure to complete the Designated Purchaser’s capital contribution according to (1) above) resulting in the Designated Purchaser not being able to purchase all or part of the Designated Purchaser Sale Shares in accordance with the Designated Purchaser SPA, GP Health Service Capital will, or will procure a fund established by GP Health Service Capital as manager and one of the general partners (such fund or GP Health Service Capital, the “GP Transferee”, which shall be, and its ultimate beneficial owners shall be, third parties independent of the Company and its connected persons) to, pay the shortfall in the purchase price of RMB982,627,982 not satisfied by the Designated Purchaser and purchase all of the Designated Purchaser Sale Shares by itself or together with the Designated Purchaser before the Longstop Date.

LETTER FROM THE BOARD

In such case, (i) the relevant parties will enter into a share purchase agreement on substantially the same terms as the Designated Purchaser SPA with the GP Transferee, and the GP Transferee will assume the rights and obligations of the Designated Purchaser under the Designated Purchaser SPA corresponding to the proportionate equity interest in SHPL it will purchase, (ii) GP Health Service Capital and the GP Transferee will not further transfer to any other party their rights and obligations under the Designated Purchaser SPA and the share purchase agreement to be entered into, and (iii) the Designated Purchaser SPA will be amended or terminated accordingly.

The Company will comply with the applicable requirements of the Listing Rules and the AIM Rules for Companies in relation to any new share purchase agreement.

7.	THE SHANGHAI PHARMA SPA

The principal terms of the Shanghai Pharma SPA (as amended pursuant to the Shanghai Pharma Supplemental SPA) are set out below:

Date

December 31, 2024 and amended on February 28, 2025

Parties

(i)	the Seller (as seller); and

(ii)	Shanghai Pharma (as purchaser).

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Shanghai Pharma and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Subject Matter

The Seller agreed to sell, and Shanghai Pharma agreed to purchase, the Shanghai Pharma Sale Shares, representing 10% equity interest in SHPL.

LETTER FROM THE BOARD

Consideration

The aggregate purchase price for the Shanghai Pharma Sale Shares is RMB995,036,566 (approximately US$135.2 million). The aggregate purchase price (after deducting withholding tax) is payable in cash by Shanghai Pharma to an escrow account on the date of Closing. Upon the obtaining of all necessary approvals from relevant government authorities after the date of Closing, the aggregate purchase price (after deducting withholding tax) paid by Shanghai Pharma will be released for remittance to an offshore bank account designated by the Seller.

The purchase price was determined by the Group after arm’s length negotiations between the parties with reference to the proportion of SHPL’s consolidated net profit for the year ended December 31, 2023 (being RMB663 million in its functional currency) attributable to the Shanghai Pharma Sale Shares multiplied by the agreed multiple of 15 times (which was determined by reference to (i) the trading multiples of twenty comparable businesses principally engaged in the development, manufacturing and sale of pharmaceutical and healthcare products in the PRC, (ii) assumptions on SHPL’s future growth prospects driven by continued growth of its existing key products through geographic expansion in the PRC as well as contributions from planned launches of several new products currently under late-stage development and financial performance, and (iii) commercial negotiations between the parties) and translated into US dollars.

Operation and Management of SHPL during the Transition Period

The Seller and Shanghai Pharma agreed on the same arrangements concerning the operation and management of SHPL during the Transition Period under the GP Purchaser Fund SPA. Please refer to the section headed “3. The GP Purchaser Fund SPA – Operation and Management of SHPL during the Transition Period” above for details.

Distribution of Retained Earnings of SHPL

The Seller and Shanghai Pharma agreed on the same arrangements concerning the distribution of retained earnings as of October 31, 2024 of SHPL under the GP Purchaser Fund SPA. Please refer to the section headed “3. The GP Purchaser Fund SPA – Distribution of Retained Earnings of SHPL” above for details.

Pre-Closing Profit or Loss Allocation

The Seller and Shanghai Pharma agreed on the same arrangements concerning the allocation of profits or losses generated by SHPL prior to Closing under the GP Purchaser Fund SPA. Please refer to the section headed “3. The GP Purchaser Fund SPA – Pre-Closing Profit or Loss Allocation” above for details.

Board Composition of SHPL

Following Closing, the board of directors of SHPL will consist of seven directors, of which (i) Shanghai Pharma and Shanghai TCM collectively have the right to nominate four directors, (ii) GP Purchaser Fund has the right to nominate two directors, and (iii) the Seller has the right to nominate one director.

LETTER FROM THE BOARD

Conditions

(1)	Conditions to obligations of both the Seller and Shanghai Pharma

The obligations of both the Seller and Shanghai Pharma under the Shanghai Pharma SPA are conditional upon (i) the simultaneous Closing of the GP Purchaser Fund SPA and the Designated Purchaser SPA, (ii) the Company having obtained all necessary internal approvals and shareholders’ approval with respect to the Shanghai Pharma SPA, and (iii) Shanghai Pharma having obtained the necessary government approvals (including antitrust approvals) and completed the necessary governmental registrations.

As of the Latest Practicable Date, the Company has obtained all necessary internal approvals with respect to the Shanghai Pharma SPA.

(2)	Conditions to the Seller’s obligation to sell

The Seller’s obligation to sell under the Shanghai Pharma SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) Shanghai Pharma having obtained all necessary internal approvals, (ii) the parties’ agreement on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iii) the parties’ agreement on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (iv) affiliates of Shanghai Pharma having irrevocably agreed to waive their right of first refusal to purchase the GP Purchaser Fund Sale Shares and the Designated Purchaser Sale Shares.

As of the Latest Practicable Date, condition (ii) has been satisfied.

(3)	Conditions to Shanghai Pharma’s obligation to purchase

Shanghai Pharma’s obligation to purchase under the Shanghai Pharma SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) the Seller having obtained all necessary internal approvals, and (ii) there being no occurrence of events that could have any material adverse impact on SHPL and its development prospects.

As of the Latest Practicable Date, condition (i) has been satisfied.

Closing

Within two Business Days after the satisfaction or waiver (as applicable) of the conditions (other than conditions which can only be satisfied at Closing by nature), Shanghai Pharma will initiate, and complete on a best effort basis, the declaration of withholding taxes to the relevant tax authorities, provided that the Seller has provided all required information of the Seller to Shanghai Pharma.

LETTER FROM THE BOARD

Closing will take place (i) on the third Business Day after the issuance of certificate for withholding taxes by the relevant tax authorities; or (ii) such other date as may be agreed by the Seller and Shanghai Pharma.

Termination

Both parties have the right to terminate the Shanghai Pharma SPA if any of the conditions are not satisfied or waived (as applicable) by the Longstop Date, provided that the failure to satisfy such condition is not caused by or resulted from the failure of such party to perform any obligation under the Shanghai Pharma SPA in time and not within the control of such party.

The Seller is entitled to unilaterally terminate the Shanghai Pharma SPA prior to Closing by written notice to Shanghai Pharma in the event that Shanghai Pharma fails to pay the purchase price for the Shanghai Pharma Sale Shares or settle the payment of withholding taxes in accordance with the Shanghai Pharma SPA and fails to remedy such failure. Either party is entitled to unilaterally terminate the Shanghai Pharma SPA if the other party materially breaches its warranties or other covenants or obligations under the Shanghai Pharma SPA and fails to remedy such breach.

8.	REASONS FOR, AND BENEFITS OF, THE PROPOSED DISPOSAL

As the core business of the Group is the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases including the advancement of next-generation antibody-targeted-therapy conjugate programs, the Proposed Disposal will further optimize the Group’s capital and debt structure (including improving its cash balance and reducing its onshore liability level) by monetizing the underlying value of the SHPL joint venture, which operates its own-brand prescription drug business, and allowing the Group to focus resources on its core business areas.

Based on the above, the Directors consider that the terms of the Original Agreements (as amended or supplemented by the respective Supplemental Agreements) and the Further Agreements and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

9.	FINANCIAL EFFECT OF THE PROPOSED DISPOSAL

SHPL is a non-consolidated joint venture of the Company. Upon Closing, the Group’s shareholding in SHPL will decrease from 50% to 5% and the Group’s share of dividends from SHPL will decrease accordingly, subject to the Adjustable Retained Dividends explained in the section headed “3. The GP Purchaser Fund SPA – Adjustable Retained Dividends” above.

It is estimated that the Group will record a gain on disposal of approximately US$477 million before taxation based on the difference between the aggregate purchase price for the Sale Shares (taking into account the present value of the maximum Interim Profit Compensation and Cumulative Profit Compensation provided under the GP Purchaser Fund SPA and Designated Purchaser SPA as described in the sections headed “3. The GP Purchaser Fund SPA – Profit Compensation” and “5. The Designated Purchaser SPA – Profit Compensation” above) of US$533 million and the carrying value of the Sale Shares representing the Group’s investment in SHPL of US$56 million. The potential effect of the Disposal on the assets of the Company is expected to be a net increase of approximately US$478 million mainly representing the after-tax cash proceeds less the carrying value of the Sales Shares. The potential effect on the liabilities of the Company is expected to be an increase of approximately US$78 million mainly representing the Interim Profit Compensation and Cumulative Profit Compensation. The estimated effect of the Disposal on earnings after taxation is expected to be approximately US$400 million. The actual gain and effect to be recorded by the Company is subject to review and audit, and therefore may vary from the amounts mentioned above.

LETTER FROM THE BOARD

The Company intends to use the proceeds from the Proposed Disposal to further develop its internal pipeline and drive its core business strategy forward. The Company will reinvest the proceeds from the Proposed Disposal into its operations in China, where it has established a strong presence over the past two decades. This divestment will facilitate the allocation of resources that can be redirected towards the Company’s innovative initiatives in China, specifically aimed at enhancing its research and development capabilities as well as expanding its manufacturing and commercialization infrastructure. This strategic focus will better position the Company to capitalize on its future growth opportunities.

Resources will be committed to advancing the Company’s internal pipeline and driving its core innovation business. This initiative includes the development of its next-generation antibody-drug conjugate (“ADC”) platform, which leverages the Company’s extensive expertise in oncological pathways and its proven track record in small molecule targeted therapeutics. By integrating antibodies with targeted therapies rather than traditional cytotoxins, these antibody-targeted therapy conjugates (“ATTCs”) provide dual mechanisms for targeting specific cells. Utilizing existing capital and the additional proceeds from the Proposed Disposal, the first of these ATTCs is projected to enter clinical trials in the second half of 2025, with more planned for 2026 and beyond.

Plans are also in place to further expand the manufacturing facilities at the Company’s flagship plant in Shanghai to include antibody manufacturing capacity, to meet the rising demand for clinical supply and potential commercial-scale manufacturing of drug candidates and products generated from both the new technology platforms and its approved medicines.

As of the date of this circular, save for the Cumulative Profit Compensation which (subject to agreement by the Seller, GP Purchaser Fund and the Designated Purchaser) may be settled in the form of the transfer of equity interests in SHPL, and the Company had no present intention to dispose of the remaining 5% equity interest in SHPL.

Save as disclosed above, the Proposed Disposal will not have any material adverse impact on the earnings and assets and liabilities of the Group.

LETTER FROM THE BOARD

10.	IMPLICATIONS UNDER THE LISTING RULES

As the highest applicable percentage ratio in respect of the Proposed Disposal exceeds 25% but is less than 75%, the Proposed Disposal constitutes a major transaction of the Company and is subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

11.	INFORMATION ON THE PARTIES AND SHPL

(1)	The Company

The Company is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception, it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan.

(2)	GP Health Service Capital, GP Purchaser Fund and Designated Purchaser

The GP Purchaser Fund is a limited partnership investment fund established under the laws of the PRC by GP Health Service Capital as manager and general partner.

The Designated Purchaser is a limited partnership established under the laws of the PRC by GP Health Service Capital as general partner.

GP Health Service Capital is a company incorporated under the laws of the PRC with limited liability. It is a professional fund management company committed to industrial investment, mergers and acquisitions and integrations in the medical and health field. As of the Latest Practicable Date, GP Health Service Capital is held as to 41% by GP Capital, its largest shareholder, and none of its other shareholders holds one-third or more of the equity interest in GP Health Service Capital. GP Capital is owned as to 49.5% by Shanghai International Group Asset Management Co., Ltd. ( 上海國際集團資產管理有限公司) (which is in turn wholly-owned by Shanghai International Group Co., Ltd. ( 上海國際集團有限公司), a state-owned entity), and none of its other shareholders holds one-third or more of the equity interest in GP Capital.

As of the Latest Practicable Date, the GP Purchaser Fund and the Designated Purchaser were in the process of confirming their respective limited partners.

LETTER FROM THE BOARD

(3)	Shanghai Pharma

Shanghai TCM is a wholly-owned subsidiary of Shanghai Pharma.

Shanghai Pharma is a national integrated pharmaceutical company in the PRC that has leading positions in both pharmaceutical production and distribution markets. Shanghai Pharma’s business mainly covers two segments, namely, pharmaceutical industry and pharmaceutical business. The A shares and H shares of Shanghai Pharma are listed on the Shanghai Stock Exchange (stock code: 601607) and the Hong Kong Stock Exchange (stock code: 02607), respectively.

(4)	SHPL

SHPL is a company incorporated under the laws of the PRC with limited liability and is principally engaged in manufacturing, selling and distribution of prescription drug products. As of the date of the Original Agreements, SHPL is held as to 50% by the Seller and 50% by Shanghai TCM, and is a non-consolidated joint venture of the Company. Immediately upon the completion of the Proposed Disposal, the Company will retain an indirect 5% equity interest in SHPL (without taking into account any transfer of equity interest in SHPL for the settlement of any Cumulative Profit Compensation in the form of equity interest in SHPL, if so agreed with GP Purchaser Fund or the Designated Purchaser).

Based on the audited consolidated financial statements of SHPL prepared in accordance with International Financial Reporting Standards, the audited consolidated net profits before and after taxation of SHPL for the two years ended December 31, 2022 and 2023 are:

	For the year ended December 31,
	2022	2023
	(in US$’000)
Net profit before taxation	116,421	112,485
Net profit after taxation	99,683	95,463

The unaudited consolidated net asset value of SHPL as at June 30, 2024 was approximately US$156.4 million.

12.	EGM AND VOTING

The Company will convene the EGM for the Shareholders to consider and, if thought fit, pass the ordinary resolution to approve the Proposed Disposal.

LETTER FROM THE BOARD

The EGM to be held as an electronic/hybrid meeting on Monday, March 31, 2025 at 3:00 pm Hong Kong time (8:00 am London time) at the Principal Meeting Place (being 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong) with online access through the Online Platform (or, in the event that a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong at 9:00 am (Hong Kong time) on that day, at the same time and place and through the same Online Platform on Tuesday, April 1, 2025).

A notice convening the EGM is set out on pages EGM-1 to EGM-4 of this circular.

The resolution to be proposed at the EGM set out in the Notice of EGM will be voted on by way of a poll pursuant to Article 69 of the Articles of Association. The results of the poll will be posted on the Company website at https://www.hutch-med.com and the HKEXnews Website at https://www.hkexnews.hk.

All Shareholders who have a material interest in the Proposed Disposal will be required to abstain from voting on the ordinary resolution to approve the Proposed Disposal at the EGM. To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, no Shareholder has a material interest in the Proposed Disposal. As such, no Shareholder is required to abstain from voting under the Listing Rules on the resolution to be proposed at the EGM.

A form of proxy for use at the EGM is enclosed with this circular. The form of proxy can also be downloaded from the above websites. Shareholders are recommended to appoint the Chairman of the EGM as their proxy by completing and signing the form of proxy in accordance with the instructions printed thereon and returning it (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each case, as soon as possible and in any event no later than 48 hours before the time appointed for holding the EGM or any adjournment or postponement thereof. For the EGM convened to be held on Monday, March 31, 2025 at 3:00 pm Hong Kong time (8:00 am London time), the deadline to submit completed proxy forms is Saturday, March 29, 2025 at 3:00 pm Hong Kong time (7:00 am London time). Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

Completion and return of the form of proxy will not preclude a Shareholder from attending and voting physically at the Principal Meeting Place or electronically through the Online Platform at the EGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish and, in such event, the proxy appointment shall be deemed to be revoked.

Please also see “Guidance for the Extraordinary General Meeting” on pages 1 to 4 of this circular for the EGM arrangements.

LETTER FROM THE BOARD

13.	RECOMMENDATION

Having taken into account the reasons for and the benefits of the Proposed Disposal as more particularly described under the section headed “Reasons for, and Benefits of, the Proposed Disposal” of this circular, the Directors consider that the terms of the Original Agreements (as amended or supplemented by the respective Supplemental Agreements) and the Further Agreements and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Given the above, the Directors recommend Shareholders to vote in favor of the resolution to be proposed at the EGM.

14.	FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this Circular.

The Proposed Disposal is subject to all of the conditions under the Further Agreements and the Shanghai Pharma SPA (as amended by the Shanghai Pharma Supplemental SPA) being satisfied (or, if applicable, waived) and therefore may or may not become unconditional. If any of the conditions under the Further Agreements and the Shanghai Pharma SPA (as amended by the Shanghai Pharma Supplemental SPA) is not satisfied (or, if applicable, waived), the Proposed Disposal will not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

Yours faithfully

For and behalf of the Board of

HUTCHMED (China) Limited

Dan ELDAR

Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

The audited consolidated financial statements of the Group for each of the three years ended December 31, 2021, 2022 and 2023 and the unaudited consolidated financial statements for the six months ended June 30, 2024 were disclosed in the following documents which have been published on the Company website at https://www.hutch-med.com and the HKEXnews Website at https://www.hkexnews.hk, and can be accessed at the hyperlinks below:

(i)	annual report of the Company for the year ended December 31, 2021 (page 97 to 150): https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0323/2022032300515.pdf

(ii)	annual report of the Company for the year ended December 31, 2022 (page 104 to 152): https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0411/2023041100601.pdf

(iii)	annual report of the Company for the year ended December 31, 2023 (the “2023 Annual Report”) (page 115 to 160): https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0408/2024040800597.pdf

(iv)	interim report of the Company for the six months ended June 30, 2024 (the “2024 Interim Report”) (page 50 to 77): https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0815/2024081500376.pdf

2.	INDEBTEDNESS

Borrowings

As at January 31, 2025, being the latest practicable date for the purposes of this statement, the Group had total outstanding bank borrowings of approximately US$87 million, of which approximately US$65 million were secured and approximately US$22 million were unsecured.

Lease liabilities

As at January 31, 2025, the Group had lease liabilities recognized on application of ASC 842 “Leases” of approximately US$7 million, of which approximately US$3 million were due within one year and approximately US$4 million were due after one year.

Save as set out above and apart from intra-group liabilities, the Group did not have any outstanding indebtedness in respect of mortgages, charges, debentures or loan capital, bank overdrafts, loans, debt securities or other similar indebtedness or liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments or any guarantees or other material contingent liabilities at the close of business on January 31, 2025.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	WORKING CAPITAL

Taking into account (i) the Group’s financial resources including our cash and cash equivalents, short-term investments and bank borrowing facilities and (ii) the estimated net proceeds from and the effect of the Proposed Disposal, in the absence of unforeseeable circumstances, the Directors are of the opinion that the Group has sufficient working capital for its present requirement for at least 12 months from the date of this circular.

4.	FINANCIAL AND TRADING PROSPECTS

HUTCHMED is an innovative, commercial-stage, biopharmaceutical company. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology medicines marketed in China, the first of which is also marketed in other countries around the world including in the United States, Europe and Japan.

The initial FRUZAQLA® sales by Takeda demonstrate the quality of HUTCHMED’s medicines, their potential across the globe, and the strategy of working with partners outside of China. Revenues from FRUZAQLA® sales in the US have multiplied in 2024, with $203 million in sales in the first nine months as compared to $15 million in sales in 2023. In addition to the US approval in 2023, in 2024 FRUZAQLA® was approved in Argentina, Australia, Canada, the European Union, Japan, Singapore, Switzerland and the United Kingdom, with regulatory applications progressing in many other jurisdictions. We expect to see sales growth from FRUZAQLA® in these new jurisdictions in 2025.

HUTCHMED continues to deliver on its strategy outlined in November 2022 to create value, prioritize its portfolio and bring innovative medicines for the treatment of cancer and immunological diseases to patients globally. It has made significant progress implementing its strategy in discovering and developing novel, effective medicines; conducting clinical trials in its home market and in the global markets; and rapidly advancing regulatory and commercial goals. It has been advancing its next-generation ADC programs through discovery research and preclinical development. The partnership with Takeda has had ongoing success, demonstrating the growing ability of the Company to provide health benefits to patients overseas. HUTCHMED targets to continue to deliver clinical and regulatory progress, whilst driving the commercial success of its approved products.

HUTCHMED’s next generation ADC programs build on its extensive knowledge from pursuing oncological pathways and proven expertise in small molecule targeted therapeutics. By combining antibodies with targeted therapeutics instead of cytotoxins, these ATTCs offer dual mechanisms for addressing a target. Pre-clinical research has shown robust anti-tumor activity with durable response following a single administration, and stronger anti-tumor activity compared to administration with the individual antibody and targeted therapy components, improving tolerability associated with targeted therapy. HUTCHMED plans to move the first of these ATTCs into clinical trials in the second half of 2025.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

HUTCHMED is progressing a focused R&D pipeline. In 2024 three key late-stage studies were initiated for the treatment of warm antibody autoimmune hemolytic anemia, acute myeloid leukemia and pancreatic ductal adenocarcinoma. HUTCHMED has over a dozen such studies that could support future drug approvals. New drug applications (“NDAs”) were accepted in China for sovleplenib for the treatment of primary immune thrombocytopenia, for tazemetostat for the treatment of relapsed or refractory follicular lymphoma, for savolitinib in combination with TAGRISSO® for the treatment of lung cancer patients with MET amplification after progression on first-line EGFR inhibitor therapy, for savolitinib for treatment-naïve patients with locally advanced or metastatic MET exon 14 lung cancer, and for fruquintinib in combination with sintilimab for the treatment of advanced endometrial cancer. The latter two applications were subsequently approved in late 2024 and early 2025, bringing new medicines and additional indications for its marketed medicines to China. The combination of savolitinib and TAGRISSO® had two positive clinical trial outcomes, the pre-planned interim analysis of the SACHI China Phase III clinical trial (which led to the NDA) and the global SAVANNAH Phase II trial, which led by AstraZeneca. Several of the aforementioned NDAs have been designated as Breakthrough Therapies in China.

If these trials are positive and NDAs are approved, HUTCHMED expects to bring new medicines and additional indications for its marketed medicines, thus continuing to deliver on its strategy and progress towards becoming a self-sustaining biopharmaceutical business.

5.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirm that, other than disclosed in the section headed “4. Financial and Trading Prospects” above and as disclosed in the 2023 Annual Report and 2024 Interim Report of the Company, there has been no material adverse change in the financial or trading position of the Group since December 31, 2023, being the date to which the latest published audited consolidated financial statements of the Group have been made up.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	INTERESTS OF DIRECTORS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and chief executives of the Company were deemed or taken to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Code on Dealings in Shares by Directors adopted by the Company (the “Share Dealings Code”) were as follows:

Interests and short positions in the shares, underlying shares and debentures of the Company

Long positions in the shares and underlying shares of the Company

			Number of Shares/
			Underlying			Approximate %
Directors	Capacity	Nature of Interests	Shares Held		Total	of Shareholding
Dan ELDAR	Beneficial owner	Personal interest	140,970	(1)
	Beneficiary of a trust	Personal interest	9,690	(2)	150,660	0.02%

Weiguo SU	Beneficial owner	Personal interest	10,927,853	(3)
	Beneficiary of a trust	Personal interest	603,731	(4)	11,531,584	1.32%

CHENG Chig Fung, Johnny	Beneficial owner	Personal interest	2,695,625	(5)
	Beneficiary of a trust	Personal interest	202,238	(6)	2,897,863	0.33%

Edith SHIH	Beneficial owner	Personal interest	1,200,000	(7)	1,200,000	0.14%

Paul Rutherford CARTER	Beneficial owner	Personal interest	100,690	(8)
	Beneficiary of a trust	Personal interest	8,235	(9)	108,925	0.01%

APPENDIX II	GENERAL INFORMATION

			Number of Shares/
			Underlying			Approximate %
Directors	Capacity	Nature of Interests	Shares Held		Total	of Shareholding
Renu BHATIA	Beneficial owner	Personal interest	16,000		16,000	0.002%

Graeme Allan JACK	Beneficial owner	Personal interest	77,005	(10)
	Beneficiary of a trust	Personal interest	9,690	(11)	86,695	0.01%

MOK Shu Kam, Tony	Beneficial owner	Personal interest	127,015	(12)
	Beneficiary of a trust	Personal interest	9,690	(13)	136,705	0.02%

Notes:

(1)	Includes 19,000 ordinary shares (“Shares”) and 24,394 American depositary shares (“ADSs”, each representing five Shares) held by Dr Dan Eldar.

(2)	Dr Dan Eldar is interested in 1,938 ADSs as beneficiary of a trust pursuant to Long Term Incentive Plan adopted by the Company on April 24, 2015 (“LTIP”), subject to vesting conditions.

(3)	Includes (1) 3,000,000 Shares and 237,063 ADSs held by Dr Weiguo Su, (2) entitlement of Dr Weiguo Su to receive up to 4,765,328 Shares pursuant to the exercise of options granted to him under the 2015 Share Option Scheme of the Company (the “2015 Share Option Scheme”), subject to the vesting conditions of those options, and (3) entitlement of Dr Weiguo Su to receive up to 395,442 ADSs pursuant to the exercise of options granted to him, subject to the vesting conditions of those options.

(4)	Dr Weiguo Su is interested in 603,731 Shares as beneficiary of a trust pursuant to a LTIP, subject to vesting conditions.

(5)	Includes (1) 1,261,460 Shares and 56,693 ADSs held by Mr Cheng Chig Fung, Johnny, (2) entitlement of Mr Cheng Chig Fung, Johnny to receive up to 230,140 ADSs pursuant to the exercise of options granted to him under the 2015 Share Option Scheme, subject to the vesting conditions of those options.

(6)	Mr Cheng Chig Fung, Johnny is interested in 202,238 Shares as beneficiary of a trust pursuant to LTIP, subject to vesting conditions.

(7)	Includes 700,000 Shares and 100,000 ADSs held by Ms Edith Shih.

(8)	Includes 35,240 Shares and 13,090 ADSs held by Mr Paul Rutherford Carter.

(9)	Mr Paul Rutherford Carter is interested in 1,647 ADSs as beneficiary of a trust pursuant to LTIP, subject to vesting conditions.

(10)	Represents 15,401 ADSs held by Mr Graeme Allan Jack.

(11)	Mr Graeme Allan Jack is interested in 1,938 ADSs as beneficiary of a trust pursuant to LTIP, subject to vesting conditions.

(12)	Represents 25,403 ADSs held by Professor Mok Shu Kam, Tony.

(13)	Professor Mok Shu Kam, Tony is interested in 1,938 ADSs as beneficiary of a trust pursuant to LTIP, subject to vesting conditions.

Save as disclosed in this Circular, as at the Latest Practicable Date, none of the Directors or chief executive of the Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Share Dealings Code.

APPENDIX II	GENERAL INFORMATION

Competing Interests of Directors

As at the Latest Practicable Date, none of the Directors or any of their respective close associates had any interests in any business (apart from the business of the Company or its subsidiaries) which competes or is likely to compete, either directly or indirectly, with the principal businesses of the Group.

3.	DIRECTORS’ SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contracts with the Group not terminable by the Group within one year without payment of compensation (other than statutory compensation).

4.	INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, (i) none of the Directors had any direct or indirect interests in any assets which had been acquired or disposed of by, or leased to, or which were proposed to be acquired or disposed of by, or leased to, any member of the Group since December 31, 2023, being the date to which the latest published audited financial statements of the Group were made up; and (ii) none of the Directors was materially interested in any contract or arrangement subsisting which was significant in relation to the business of the Group.

5.	MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of the business) were entered into by members of the Group within the two years immediately preceding the date of this Circular and are or may be material:

(i)	the GP Health SPA;

(ii)	the GP Health Supplemental SPA;

(iii)	the GP Purchaser Fund SPA;

(iv)	the GP Health Agreement 1;

(v)	the Designated Purchaser SPA;

(vi)	the GP Health Agreement 2;

(vii)	the Shanghai Pharma SPA; and

(viii)	the Shanghai Pharma Supplemental SPA.

APPENDIX II	GENERAL INFORMATION

6.	MATERIAL LITIGATION

As at the Latest Practicable Date, no members of the Group had any litigation of material importance against them and there was no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

7.	MISCELLANEOUS

The registered office of the Company is situated at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the principal place of business of the Company in Hong Kong is situated at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

The principal share registrar and transfer office of the Company is Computershare Investor Services (Jersey) Limited, 13 Castle Street, St. Helier, Jersey, Channel Islands JE1 1ES.

The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

The company secretary of the Company is Ms Edith Shih. Ms Shih is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia. She is also a Fellow of both The Chartered Governance Institute and The Hong Kong Chartered Governance Institute, holding Chartered Secretary and Chartered Governance Professional dual designations.

8.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the Company website at https://www.hutch-med.com and the HKEXnews Website at https://www.hkexnews.hk during the period of 14 days from the date of this circular up to and including the 14th day thereafter:

(i)	the GP Health SPA;

(ii)	the GP Health Supplemental SPA;

(iii)	the GP Purchaser Fund SPA;

(iv)	the GP Health Agreement 1;

(v)	the Designated Purchaser SPA;

(vi)	the GP Health Agreement 2;

(vii)	the Shanghai Pharma SPA;

(viii)	the Shanghai Pharma Supplemental SPA;

(ix)	the annual reports of the Company for each of the three years ended December 31, 2021, 2022 and 2023; and

(x)	the interim report of the Company for the six months ended June 30, 2024.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting (“EGM”) of Shareholders of HUTCHMED (China) Limited (the “Company”) will be held as an electronic/hybrid meeting at 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong (the “Principal Meeting Place”) with online access through an online platform on Monday, March 31, 2025 at 3:00 pm Hong Kong time (8:00 am London time) (or, in the event that a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong, at 9:00 am Hong Kong time on that day, at the same time and place and through the same online platform on Tuesday, April 1, 2025) for the purpose of considering and, if thought fit, passing, with or without amendments, the following resolution as an ordinary resolution of the Company. Unless otherwise defined, capitalized terms used in this notice (including the resolution) shall have the same meanings as those defined in the circular of the Company dated March 14, 2025 (the “Circular”)

ORDINARY RESOLUTION

“THAT:

(a)	the transactions and steps with respect to the sale and purchase of a total of 45% equity interest in Shanghai Hutchison Pharmaceuticals Limited as contemplated under:

(A)	(i) the share purchase agreement dated December 31, 2024 between Shanghai HUTCHMED Investment (HK) Limited (the “Seller”) and GP Health Service Capital Co., Ltd. (“GP Health Service Capital”) (the “GP Health SPA”) (a copy marked “A” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); (ii) the supplemental agreement to the GP Health SPA dated February 28, 2025 between the Seller and GP Health Service Capital (the “GP Health Supplemental SPA”) (a copy marked “B” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); (iii) the share purchase agreement dated February 28, 2025 between the Seller and GP Zhicheng Private Equity Investment Fund Partnership (Limited Partnership)* ( 上海金浦志誠私募投資基金合夥企業（有限合夥）) (the “GP Purchaser Fund SPA”) (a copy marked “C” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); (iv) the agreement dated February 28, 2025 between the Seller and GP Health Service Capital in connection with the GP Purchaser Fund SPA (the “GP Health Agreement 1”) (a copy marked “D” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); (v) the share purchase agreement dated February 28, 2025 between the Seller and Shanghai GP Zhibaihe Enterprise Management Partnership (Limited Partnership)* ( 上海金浦志佰合企業管理合夥企業（有限合夥）) (the “Designated Purchaser SPA”) (a copy marked “E” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); (vi) the agreement dated February 28, 2025 between the Seller and GP Health Service Capital in connection with the Designated Purchaser SPA (the “GP Health Agreement 2”) (a copy marked “F” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); and

– EGM-1 –

NOTICE OF EXTRAORDINARY GENERAL MEETING

(B)	(i) the share purchase agreement dated December 31, 2024 between the Seller and Shanghai Pharmaceuticals Holding Co., Ltd.* ( 上海醫藥集團股份有限公司) (“Shanghai Pharma”) (the “Shanghai Pharma SPA”) (a copy marked “G” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM); and (ii) the supplemental agreement to the Shanghai Pharma SPA dated February 28, 2025 between the Seller and Shanghai Pharma (the “Shanghai Pharma Supplemental SPA”) (a copy marked “H” and initialled by the Chairman of the EGM for the purpose of identification is produced to the EGM), and all actions taken or to be taken by the Company and/or its subsidiaries pursuant or incidental to such transactions be and are hereby approved; and

(b)	the Directors and the company secretary of the Company, acting collectively and individually, be and are hereby authorized to take all such steps, do all such acts and things and sign, execute, seal (where required) and deliver all such documents which they may in their absolute discretion consider necessary, appropriate, desirable or expedient in connection with or to implement or give effect to the transactions contemplated above (including but not limited to the implementation of and giving effect to the GP Health SPA, the GP Health Supplemental SPA, the GP Purchaser Fund SPA, the GP Health Agreement 1, the Designated Purchaser SPA, the GP Health Agreement 2, the Shanghai Pharma SPA and the Shanghai Pharma Supplemental SPA in accordance with their respective terms and conditions and the resolution contained herein).”

* For identification purposes only

By Order of the Board

Edith Shih

Non-executive Director and Company Secretary

Hong Kong, March 14, 2025

– EGM-2 –

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

a.	The EGM will be an electronic/hybrid meeting. Shareholders have the option of attending, participating and voting at the EGM physically at the Principal Meeting Place or electronically through online access at https://meetings.computershare.com/Hutchmed2025EGM (the “Online Platform”). Shareholders attending and participating in the EGM electronically will also be counted towards the quorum and they will be able to cast their votes and submit questions through the Online Platform. Details of the Online Platform are set out in the circular of the Company (the “Circular”) and the letter to shareholders both dated March 14, 2025.

b.	At the EGM, the Chairman of the EGM will put the above resolution to be voted by way of a poll pursuant to Article 69 of the Articles of Association of the Company.

c.	Any Shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a Shareholder.

d.	All Shareholders who wish to appoint a proxy to attend and vote at the EGM are recommended to appoint the Chairman of the EGM as their proxy by completing, signing and returning the form of proxy in accordance with the instructions printed thereon.

e.	To be valid, the completed and signed form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be returned (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each ease, as soon as possible and in any event no later than 48 hours before the time for holding the EGM or any adjournment or postponement thereof. Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

f.	Completion and return of the form of proxy will not preclude a Shareholder from attending and voting physically at the Principal Meeting Place or electronically through the Online Platform, at the EGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish, and, in such event, the proxy appointment shall be deemed to be revoked.

g.	The register of members of the Company will be closed from Wednesday, March 26, 2025 to Monday, March 31, 2025 (or to Tuesday, April 1, 2025, in the event that the EGM is to be held on Tuesday, April 1, 2025 because of a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government), both days inclusive, during which period no transfer of Shares will be effected, to determine Shareholders’ entitlement to attend and vote at the EGM (or at any adjournment or postponement thereof). In order to qualify for attending at the EGM, all share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 pm Hong Kong time on Tuesday, March 25, 2025 or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm London time on Tuesday, March 25, 2025.

h.	In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the EGM or, if the EGM is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the offices of the Custodian, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours (excluding weekends and public holidays) before the time fixed for the EGM or any adjourned meeting.

i.	In the case of holders of American depositary shares representing ordinary shares in the Company, a form of instruction must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the EGM or, if the EGM is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the offices of the respective proxy service vendors, by no later than 10:00 am on Thursday, March 20, 2025 (New York city time).

j.	Any Shareholder with disability who has particular access request for physical attendance at the EGM may contact the Company Secretary by phone at (852) 2128 1188 or by email to cosec@hutch-med.com on or before 5:00 pm Hong Kong time (9:00 am London time) on Monday, March 24, 2025.

– EGM-3 –

NOTICE OF EXTRAORDINARY GENERAL MEETING

k.	BAD WEATHER ARRANGEMENTS

The EGM will be held on Monday, March 31, 2025 as scheduled regardless of whether or not an amber or red rainstorm warning signal is in force in Hong Kong at any time on that day.

However, if a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong, at 9:00 am Hong Kong time on Monday, March 31, 2025, the EGM will not be held on that day but will be automatically postponed and, by virtue of this notice, be held at the same time and place and through the same Online Platform on Tuesday, April 1, 2025 instead. The Hong Kong Government may issue an announcement on “extreme conditions” in the event of, for example, serious disruption of public transport services, extensive flooding, major landslides or large-scale power outage after super typhoons or other natural disaster of a substantial scale.

Shareholders may call the hotline at (852) 3169 3868 or visit the Company website at https://www.hutch-med.com for details of the postponement and alternative meeting arrangements.

Shareholders should carefully consider the risk of physical attendance at the EGM under bad weather conditions, having regard to their personal circumstances and if they should choose to do so, they are advised to exercise due care and caution.

l.	In the event of any inconsistency, the English version of this notice shall prevail over the Chinese version provided that if there is any inconsistency between the Chinese names of the entities or enterprises established in the PRC mentioned in this circular and their English translations, the Chinese names shall prevail.

– EGM-4 –